

March 21, 2014

Via Email
Rex S. Jackson
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

> **Re: JDS Uniphase Corporation**
> **Form 10-K for the Fiscal Year Ended June 29, 2013**
> **Filed August 23, 2013**
> **File No. 000-22874**

Dear Mr. Jackson:

We have reviewed your response dated March 12, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

(Benefit from) Provision for Income Tax, page 53

1.   We refer to your response to prior comment 2. In light of the significance of the release of the deferred tax asset valuation allowance, in future filings please expand the disclosure to more fully describe the basis for your conclusion regarding recoverability. In that regard, please describe how the negative factors referred to in your disclosure were resolved in 2013, including a discussion of the steps you undertook to improve the subsidiary's financial performance and the underlying factors you relied upon in concluding that your forecast of future taxable income is reasonable. If material to your determination, please also clarify whether the deferred tax asset's realization is dependent

on further material improvement in the subsidiary's operating results, material changes in the relationship between income reported for financial and tax purposes, or non-routine transactions.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 66

2.   While we acknowledge your response to prior comment 3, the language in the audit report included in your Form 10-K does not appear to conform to the applicable guidance from PCAOB AU 508.08(h). Accordingly, please file an amendment to your Form 10-K to provide a revised audit report with language that conforms to the PCAOB requirements. The amended filing should include a cover page, a note explaining the reason for the amendment, the entire text of the financial statement item, an exhibit index, and currently dated officer certifications pursuant to Item 601 of Regulation S-K.

You may contact Andri Boerman at (202) 551-3645, or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief